

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 21, 2016

<u>Via E-mail</u>
Mario Garnero
Chief Executive Officer
Garnero Group Acquisition Co.
Av Brig. Faria Lima 1485-19 Andar
Brasilinvest Plaza
Sao Paulo-SP, CEP 01452-002
Brazil

> **Re: Garnero Group Acquisition Co.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 23, 2015**
> **File No. 001-36482**

Dear Mr. Garnero:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

> Sincerely,
>
> /s/ James Lopez (for)
>
> John Reynolds
> Assistant Director
> Office of Beverages, Apparel, and
> Mining

cc: Jeffrey M. Gallant
        Graubard Miller